FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of June 2005

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is Registrant’s press release dated June 9, 2005, announcing that Registrant has supplied a SkyEdgeTM satellite hub station and over 1,500 VSATs to its long-time customer, HCL Comnet Systems & Services Ltd., a subsidiary of HCL Enterprise (India).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) BY: /S/ Rachel Prishkolnik —————————————— Rachel Prishkolnik Corporate Secretary

Dated: June 9, 2005

Gilat Provides Hub and SkyEdge IP VSATs to HCL Comnet in India

Petah Tikva, Israel, June 9, 2005 – Gilat Satellite Networks Ltd. (Nasdaq: GILTF) announced today it has supplied a SkyEdgeTM satellite hub station and over 1,500 VSATs to its long-time customer, HCL Comnet Systems & Services Ltd., a subsidiary of HCL Enterprise (India). The SkyEdge hub station is already operational and the deployment of the network is expected to be completed during the second quarter of this year.

HCL Comnet, India’s leading provider of satellite communications services, plays a pivotal role in providing Gilat’s VSAT technology to that country. The new SkyEdge VSATs, introduced by HCL Comnet to the Indian market, are interactive broadband IP VSATs, operating over an extended C-band satellite. SkyEdge IP VSATs offer a two-way satellite based solution, providing fast downstream and upstream throughput for multimedia applications, large file delivery and high speed internet access.

Mr. Sanjeev Nikore, Chief Operating Officer, HCL Comnet said, “As India’s leading VSAT service provider, we have consistently been the first to bring the latest technological innovations to the country. In keeping with this commitment, we are aggressively promoting the SkyEdge technology which marks a new era in true broadband satellite communication in India. With its capacity to enable more business per second, this technology stands to revolutionize India’s money markets”.

Mr. Giora Reish, Gilat’s Associate Vice President, Sales and Marketing, Asia said, “HCL Comnet is one of the leading networking companies in India and handles VSAT networks data communications, terrestrial links and complete infrastructure management services. HCL Comnet has strong relationships with the leading technology enterprises. Gilat’s continued association with HCL is testimony to our proven technological excellence and continued evolution.”

The SkyEdgeTM Product Family: One system. A world of possibilities.

The SkyEdge product family supports an endless array of applications in data, telephony and broadband IP, all using the same hub, while lowering the total cost of ownership. The SkyEdge represents a breakthrough in the industry. It is the first truly comprehensive satellite communications platform with a flexible architecture that delivers superior data, voice and video services over a single, powerful system.

About HCL Enterprise
HCL Enterprise is a leading global technology and IT enterprise with annual revenues of around $2.0 billion, and IT products and services contributing to revenues of $1.1 billion. HCL Enterprise consists of two companies listed in India: HCL Technologies (www.hcltech.com) and HCL Infosystems (www.hclinfosystems.com). The 29 year-old enterprise, founded in 1976, is one of India’s original IT garage start-ups. Its offerings include product engineering technology and application services, BPO, infrastructure services, IT hardware, systems integration, and distribution of technology and telecom products in India. The HCL team comprises 24,000 professionals of diverse nationalities, who operate from 26 offices in 15 countries, and 170 offices in India. HCL has global partnerships with several major Fortune 1000 firms, including a number of IT and technology leaders.

About HCL Comnet
HCL Comnet, a fully-owned (100%) subsidiary of HCL technologies, is India’s leading IT infrastructure management firm. A focused player in the IT services arena, HCL Comnet seeks to provide simplified solutions by delivering high-performance management services for complex, distributed environments encompassing the Internet, as well as client and legacy-based infrastructures.

HCL Comnet addresses the growing demand for cost-effective management of technology infrastructures across geographically dispersed locations. Committed to innovative solutions for enterprises worldwide, the company has developed a unique model for Remote IT infrastructure management, enablingcustomers to achieve superior performance and significantly reduced costs.

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd. (Nasdaq: GILTF) is a leading provider of products and services for satellite-based communications networks. The Company operates under two business units: (i) Gilat Network Systems (“GNS”), which is a provider of network systems and associated professional services to service providers and operators and (ii) Spacenet, which provides managed services for businesses and governments through its Connexstar service brand, for consumers through its StarBand service brand and for rural communities through Spacenet Rural Communications.

Gilat was founded in 1987 and has shipped over 550,000 Very Small Aperture Terminals (VSATs) to more than 80 countries across six continents. Gilat’s headquarters is located in Petah Tikva, Israel. The Company has 14 local offices and three service facilities worldwide.
Gilat markets the SkyEdge ™ Product Family which includes the SkyEdge™ Pro, SkyEdge™ IP, SkyEdge™ Call, SkyEdge™ DVB-RCS and SkyEdge™ Gateway. In addition, the Company markets numerous other legacy products. Visit Gilat at www.gilat.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Gilat Investor Contact:
Tal Payne, Chief Financial Officer
Tel: +972 3 925 2266; talp@gilat.com

Gilat Media Contact:
Hanita Rosenthal, Director of Corporate Marketing
Tel: +972 3 925 2408; hanitar@gilat.com